UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (see Instructions):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Mason Street Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-07961

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒   Initial Application            ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

720 East Wisconsin Avenue, Milwaukee, WI 53202

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Randy M. Pavlick, 720 East Wisconsin Avenue, Milwaukee, WI 53202, (414) 665-1729 or

Paul Scott, Esq., c/o Ballard Spahr Andrews & Ingersoll, LLP, 1225 17th Street, Suite 2300, Denver, CO 80202, (303) 299-7370

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

For the Mason Street Aggressive Growth Stock, Asset Allocation, Growth Stock, High Yield Bond, Index 500 Stock, International Equity, Large Cap Core Stock, Municipal Bond, Select Bond, and Small Cap Growth Stock Funds:

Northwestern Mutual Life Insurance Company, 720 East Wisconsin Ave., Milwaukee, WI 53202, (414) 665-1729.

American Century Investment Management, Inc., 4500 Main Street, Kansas City, MO 64111, (816) 531-5575

American Century Global Investment Management, Inc., 4500 Main Street, Kansas City, MO 64111, (816) 531-5575

For the Mason Street Index 400 Stock Fund:

Northwestern Mutual Life Insurance Company, 720 East Wisconsin Ave., Milwaukee, WI 53202, (414) 665-1729.

Federated Equity Management Company of Pennsylvania, Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222, (412) 288-1900

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in these rules.

8.	Classification of fund (check only one):

☒  Management company;

☐  Unit investment trust; or

☐  Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end                    ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Mason Street Advisors, LLC, 720 East Wisconsin Avenue, Milwaukee, WI 53202

Northwestern Mutual Investment Services, LLC, 720 East Wisconsin Avenue, Milwaukee, WI 53202

Templeton Investment Counsel, LLC, 500 East Broward Boulevard, Fort Lauderdale, FL 33394 (Sub-advisor of the Mason Street International Equity Fund – until 2006)

J.P. Morgan Investment Management Inc., 522 Fifth Avenue, New York, New York 10036 (Sub-advisor of the Mason Street Large Cap Core Stock Fund – until 2003)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Northwestern Mutual Investment Services, LLC, 611 East Wisconsin Avenue, Milwaukee, WI 53202

Robert W. Baird & Co., Incorporated, 777 East Wisconsin Avenue, Milwaukee, WI 53202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): N/A

(b) Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes                    ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes                    ☐  No

If Yes, state the date on which the board vote took place: December 14, 2005

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes                    ☐  No

If Yes, state the date on which the shareholder vote took place:

March 15, 2006 for certain funds, and March 23, 2006 for the remaining funds.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes                    ☐  No

(a) If Yes, list the date(s) on which the fund made those distributions:

Index 400 Stock Fund: On March 24, 2006, all of the assets of the Mason Street Index 400 Stock Fund were acquired by the Federated Mid-Cap Index Fund (the “Federated Fund”) in exchange for shares of the Federated Fund, and on that date the shares of the Federated Fund were distributed by the Index 400 Stock Fund to its shareholders.

Aggressive Growth Stock, Asset Allocation, Growth Stock, High Yield Bond, Index 500 Stock, International Equity, Large Cap Core Stock, Municipal Bond, Select Bond, and Small Cap Growth Stock Funds: On March 31, 2006, all of the assets of each of these funds were acquired by corresponding new and existing funds within the American Century Family of Funds in exchange for shares of the respective American Century Funds, and on that date the shares of the respective American Century Funds were distributed to the shareholders of the corresponding Mason Street Funds.

(b) Were the distributions made on the basis of net assets?

☒  Yes                    ☐  No

(c) Were the distributions made PRO RATA based on share ownership?

☒  Yes                    ☐  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations Only: Were any distributions to shareholders made in kind? NA

☐  Yes                    ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-End Funds Only: Has the fund issued senior securities? NA

☐  Yes                    ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed ALL of its assets to the fund’s shareholders?

☒  Yes                    ☐  No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund: N.A.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes                    ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐  Yes                    ☒  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐  Yes                    ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes                    ☒  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $793,547

(ii)	Accounting expenses: $567,815

(iii)	Other expenses (list and identify separately):

Solicitation Expenses: $200,002

Printing Expenses: $95,446

Mailing Expenses: $169,383

Other Expenses (transfer agent charges, stamp fees,
edgar conversion, and other) $670,166

(iv)	Total expenses (sum of lines (i)-(iii) above): $2,496,358

b)	How were those expenses allocated?

No expenses were allocated to the Mason Street Funds in connection with the merger. Expenses related to the reorganization of the Mason Street Index 400 Stock Fund were paid by Northwestern Mutual or one of its affiliates, with the exception of certain external legal costs of Federated Equity Management Company of Pennsylvania (“FEMCOP”) which were born by FEMCOP or one of its affiliates, and expenses related to the reorganization of the remaining Mason Street Funds with corresponding funds within the American Century Family of Mutual Funds were generally shared by Northwestern Mutual and American Century Companies, Inc., or one or more of their affiliates.

(c)	Who paid those expenses?

Northwestern Mutual Life Insurance Company, Mason Street Advisors, LLC, American Century Companies, Inc., and Federated Equity Management Company of Pennsylvania, or one or more of their affiliates.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes                     ☒   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒   Yes                     ☐   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation.

The Mason Street Funds are plaintiffs with other parties in a number of lawsuits against issuers (and certain other parties) of securities previously owned by the funds. The costs of such litigation are not borne by the Mason Street Funds, and recoveries, if any, will be assigned to the respective successor funds.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes                    ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

American Century Mutual Funds, Inc. – 811-0816

American Century Investment Trust – 811-7822

American Century Capital Portfolios, Inc. – 811-7820

American Century Quantitative Equity Funds, Inc. – 811-5447

American Century World Mutual Funds, Inc. – 811-6247

American Century Strategic Asset Allocations, Inc. – 811-8532

American Century Municipal Trust – 811-4025

Federated Index Trust – 811-6061

(b) State the Investment Company Act file number of the fund surviving the Merger:

See response to Question 26.(a)

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

333-130635, N-14AE, December 22, 2005

333-130647, N-14AE, December 22, 2005

(d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mason Street Funds, Inc., (ii) he is the Secretary of Mason Street Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Dated this 28th day of August, 2006

/s/ RANDY M. PAVLICK
Randy M. Pavlick
Secretary
Mason Street Funds, Inc.